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                                                                Exhibit 99.4
CONTACTS:
Lawrence H.N. Kinet
Chairman and CEO
Aksys, Ltd.
(847) 229-2222

FOR IMMEDIATE RELEASE
---------------------

               JOHN LALONDE JOINS AKSYS, LTD. AS VICE PRESIDENT
                         OF RESEARCH AND DEVELOPMENT

LINCOLNSHIRE, IL, MARCH 24, 1998 - Aksys, Ltd. (Nasdaq/NNM:AKSY), a pioneer in innovative dialysis systems, today announced that John LaLonde, formerly Global Engineering Manager of Integrated Imaging Systems at GE Medical Systems, has been appointed Vice President of Research and Development.

"Mr. LaLonde brings a proven track record of product development, advanced systems management, biomedical engineering and strategic planning to Aksys," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys, Ltd. "His multidisciplinary experience, especially in integrating software into complex medical systems, will be crucial as we prepare for the clinical evaluation and global commercialization of the Aksys PHD(TM) Personal Hemodialysis System."

At GE Medical Systems, Mr. LaLonde held several senior management positions, most recently Global Engineering Manager of Integrated Imaging Solutions, where he managed a staff of 100 engineers. Key accomplishments during his career at GE included the introduction of Java software platforms and a new class of diagnostic workstations that shortened concept-to-product introduction by six months. He also played a crucial role in corporate business development, advanced technology planning, technical marketing and coordination of GE Corporate R&D investments for Integrated Imaging Solutions. Mr. LaLonde developed a common UNIX software platform for all GE Medical Systems businesses and reduced overall engineering costs for diagnostic workstation products that generated annual revenues in excess of $375 million.

Prior to his work at GE Medical Systems, Mr. LaLonde held various management and engineering positions with Nicolet Instrument Corporation in Madison, Wisconsin and with NORAN Instruments in Middleton, Wisconsin. Mr. LaLonde received his B.S. in Physics with Minors in Chemistry, Biology and Mathematics from the University of Minnesota and his M.S. in Biomedical Engineering from the University of Wisconsin in Madison.

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from inadequate kidney function. These products and services include the Company's lead product in development, the PHD(TM) System, which is designed to improve clinical outcomes of patients and reduce mortality, morbidity, and the associated high cost of patient care. Further information is available at Aksys' website: WWW.AKSYS.COM.

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